

August 25, 2023

Daniel Domínguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

>   **Re: Buenaventura Mining Company Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed May 1, 2023**
>   **File No. 001-14370**

Dear Daniel Domínguez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note that you provided more expansive disclosure in your 2021 Sustainability Report and 2022 Integrated Annual Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these reports.

Information on the Company, page 28

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   • increased demand for goods that result in lower emissions than competing products;

- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3. We note your disclosure on page 15 of your Form 20-F regarding the physical impact climate change may have in the regions where your operations are located. We further note your disclosure on page 25 of your Form 20-F that multiple global studies have consistently highlighted Peru as one of the nations most susceptible to the adverse effects of climate change and water scarcity. Discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:
    - severity of weather, such as hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
    - quantification of material weather-related damages to your property or operations;
    - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
    - decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
    - any weather-related impacts on the cost or availability of insurance.

    Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.

4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation